Exhibit 99.1

China Yuchai Announces Non-US GAAP 2007
Operating Results of Key Subsidiary

Singapore, Singapore – August 8, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), today announced the operating results of its key subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), the leading manufacturer and distributor of diesel engines in China, for fiscal year 2007.

This announcement is necessitated as a result of GYMCL’s intention to apply to the People’s Bank of China (“PBOC”) for approval for the issuance of short term financing bonds of up to RMB1.1 billion to satisfy its current capital expenditures and projected working capital requirements as well as reduce financing costs. The Rules on the Information Disclosure for short term financing bonds promulgated by the PBOC, mandate disclosure of certain of the issuer’s historical and current financial information to the public and regular updating of such financial information as long as short term financing bonds are outstanding. The Company will duly announce when financial information of GYMCL, prepared by GYMCL under PRC GAAP, as required to be publicly disclosed pursuant to PRC Regulations, is available.

The Company cautions that the underlying operating results were prepared by GYMCL pursuant to PRC GAAP which has not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and represent only the operating results of its subsidiary, GYMCL. The Company will consolidate the underlying operating results, after adjusting to US GAAP, with the results of the other operations of China Yuchai. Upon completion of the audit, the Company’s Audit Committee will then review and discuss with the Company and its independent auditors, the 2007 audited consolidated financial statements. The Annual Report on Form 20-F containing the 2007 audited consolidated financial statements will be filed with the U.S. Securities and Exchange Commission as soon as it is available.

Highlights of the Non-US-GAAP Fiscal Year 2007 Operating Results of GYMCL

— Revenues increased 38% from RMB6.92 billion in 2006 to a record RMB 9.55 billion

— Gross margins improved to 20.6% from 18.1% in 2006

— Net income was RMB 831.6 million, up approximately 456% from RMB 149.5 million in the previous year

Non-US-GAAP Fiscal Year 2007 Operating Results of GYMCL

Total revenues for fiscal year 2007 increased to approximately RMB 9.55 billion, compared with RMB 6.92 billion for fiscal year 2006, reflecting a 38% growth. Total unit sales for 2007 were 383,000 units, representing a 35% increase from 284,000 units in 2006. These results have been primarily driven by a very strong demand in the second half of 2007 ahead of the implementation of National III (equivalent to Euro III) emission standards in China in 2008. The original roll-out date was January 1, 2008 but this was subsequently deferred to July 1, 2008. The results also reflect a generally vibrant economy, with continuing infrastructure improvements and an increase in living standards.

Gross profit for fiscal year 2007 increased to approximately RMB 1.96 billion compared with RMB 1.25 billion for fiscal year 2006, a 56.8% growth as gross margins improved to 20.6% because of a better product mix. As a result, the operating income for fiscal year 2007 of approximately RMB 862.4 million, was a significant increase of about 385% from RMB177.8 million in the previous fiscal year.

Net income for fiscal year 2007 was approximately RMB 831.6 million, registering an improvement of approximately 456% from RMB149.5 million in the previous fiscal year due mainly to volume increase and better product mix.

Use of Non-US-GAAP Operating Results Measures

The results of GYMCL presented above have been prepared by GYMCL under PRC GAAP which may differ significantly from US GAAP under which the Company prepares its consolidated financial statements. The extent or degree to which GYMCL PRC GAAP results will provide meaningful information is dependent on the reader’s level of familiarity with PRC GAAP and other financial reporting regulations in China. Investors should be aware that US GAAP results for the Company may be significantly different from those presented above. For example, the Company expects that its US GAAP consolidated net income could be materially different from the above-mentioned GYMCL net income under PRC GAAP. No attempt has been made by the Company to quantify the effects of the differences between PRC GAAP and US GAAP as they apply to GYMCL’s results or to undertake a complete reconciliation of PRC GAAP to US GAAP. Upon any such quantification or reconciliation, potential significant accounting and disclosure differences may come to the Company’s attention. Reliance by investors on the results presented above should be limited accordingly. The historical information may not be indicative of the Company’s and GYMCL’s future performance.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward- looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com